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                                  UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                           Multi-Market Radio, Inc.
                               (Name of Issuer)

                     Class A Common Stock, $.01 par value
                        (Title of Class of Securities)

                                   625432109
                                (CUSIP Number)

                           Lawrence G. Goodman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 June 13, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . / /

Check the following box if a fee is being paid with the statement . / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 625432109                                       Page 2 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         GABRIEL CAPITAL, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                      7      SOLE VOTING POWER
     NUMBER OF
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               122,722
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON
        WITH          10     SHARED DISPOSITIVE POWER

                             122,722

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         122,722

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.8%

14       TYPE OF REPORTING PERSON*

         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 625432109                                          Page 3 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARIEL FUND LIMITED

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CAYMAN ISLANDS

                      7      SOLE VOTING POWER
     NUMBER OF
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               181,002
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
      PERSON
       WITH           10     SHARED DISPOSITIVE POWER

                             181,002

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         181,002

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 625432109                                          Page 4 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARIEL MANAGEMENT CORP.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                      7      SOLE VOTING POWER

                             20,076
      NUMBER OF
       SHARES         8      SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY               181,002
        EACH
     REPORTING        9      SOLE DISPOSITIVE POWER
       PERSON
        WITH                 20,076

                      10     SHARED DISPOSITIVE POWER

                             181,002

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         201,078

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.2%

14       TYPE OF REPORTING PERSON*

         CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No. 625432109                                          Page 5 of 10 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         J. EZRA MERKIN

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /x/
                                                              (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS

         00

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                          / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES

                      7      SOLE VOTING POWER

     NUMBER OF               20,076
       SHARES
    BENEFICIALLY      8      SHARED VOTING POWER
      OWNED BY
        EACH                 303,724
     REPORTING
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH
                             20,076

                      10     SHARED DISPOSITIVE POWER

                             303,724

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         323,800

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        / /
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.9%

14       TYPE OF REPORTING PERSON*

         IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


     This Amendment No. 2 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D (the "Schedule") with regard to Class A Common Stock of Multi-Market Radio, Inc. This Amendment No. 2 is being filed to report the beneficial ownership of certain warrants of the Issuer held by the Reporting Persons and previously not included in the Schedule.

Item 3.   Source and Amount of Funds

     The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

     Gabriel purchased an aggregate of 3,790 Redeemable Class A Warrants (the "Class A Warrants") at an aggregate cost of $10,953.10 using its own funds. Ariel Fund purchased an aggregate of 5,590 Class A Warrants at an aggregate cost of $16,155.10 using its own funds. In addition, Ariel caused one of its private discretionary investment accounts to purchase 620 Class A Warrants at an aggregate cost of $1,791.80 using the funds of such account. In addition, Gabriel purchased an aggregate of 15,350 Redeemable Class B Warrants (the "Class B Warrants") at an aggregate cost of $27,784.96 using its own funds. Ariel Fund purchased an aggregate of 22,639 Class B Warrants at an aggregate cost of $40,980.99 using its own funds. In addition, Ariel caused one of its private discretionary investment accounts to purchase 2,511 Class B Warrants at an aggregate cost of $4,545.30 using the funds of such account. Each Class A Warrant is exercisable to purchase one share of Class A Common Stock and each Class B Warrant is exercisable to purchase one share of Class A Common Stock. See Item 5.

Item 5.   Interest in Securities of the Issuer

     The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:

     (a) and (b) Gabriel is the beneficial owner of 122,722 shares of Class A Common Stock, for a total beneficial ownership of 3.8% of the outstanding shares of Class A Common Stock.

     Ariel Fund is the beneficial owner of 181,002 shares of Class A Common Stock, for a total beneficial ownership of 5.6% of the outstanding shares of Class A Common Stock.

     Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 181,002 shares of Class

A Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 20,076 shares of Class A Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 201,078 shares of Class A Common Stock, or 6.2% of the outstanding shares of Class A Common Stock.

     As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 122,722 shares of Class A Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 181,002 shares of Class A Common Stock owned by Ariel Fund and the 20,076 shares of Class A Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 323,800 shares of Class A Common Stock, or 9.9% of the outstanding shares of Class A Common Stock.

     The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 3,217,350 outstanding shares of Class A Common Stock as of May 14, 1996 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 1996.

     (c) Schedule I indicates the purchase of Class A Warrants and Class B Warrants of the Issuer by the Reporting Persons through the date hereof. All such trades were effected through the public markets.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GABRIEL CAPITAL, L.P.

                                 By: /s/ J. Ezra Merkin
                                    -----------------------------
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                                 ARIEL FUND LIMITED


                                 By: MEESPIERSON MANAGEMENT
                                     (CAYMAN) LIMITED

                                 By: /s/ C. Anthony Mellin, Martin Byrne
                                     -----------------------------------
                                 Name: C. Anthony Mellin, Martin Byrne
                                 Title: Director, Assistant Secretary


                                 ARIEL MANAGEMENT CORP.

                                 By: /s/ J. Ezra Merkin
                                    -----------------------------
                                 Name:  J. Ezra Merkin
                                 Title: President

                                 /s/ J. Ezra Merkin
                                 --------------------------------
                                 J.  EZRA MERKIN
Dated: June 21, 1996

                                  SCHEDULE I

                   Purchases of Redeemable Class A Warrants


                                                        Number of Warrants
                         Aggregate             ---------------------------------
                          Dollar               Aggregate
                          Amount    Price Per   Warrant  Ariel           Private
     Date                (w/comm)   Warrant     Amount   Fund    Gabriel Account
 ------------            ---------  ---------  --------- -----   ------- -------
================================================================================
 June 13, 1996          $14,137.50    2.8125     5,000    2,795   1,895     310
 June 17, 1996          $14,762.50    2.9375     5,000    2,795   1,895     310
- --------------------------------------------------------------------------------
 Balance as of
 June 21, 1996              - -         - -     10,000    5,590   3,790     620
================================================================================

                                  SCHEDULE I

                   Purchases of Redeemable Class B Warrants


                                                        Number of Warrants
                         Aggregate             ---------------------------------
                          Dollar               Aggregate
                          Amount    Price Per   Warrant  Ariel           Private
     Date                (w/comm)   Warrant     Amount   Fund    Gabriel Account
 ------------            ---------  ---------  --------- -----   ------- -------
================================================================================
 May 29, 1996           $10,590.00       1.75    6,000    3,354   2,274     372
 May 30, 1996           $17,650.00       1.75   10,000    5,590   3,790     620
 June 4, 1996           $23,078.75     1.8313   12,500    6,987   4,738     775
 June 5, 1996           $18,275.00     1.8125   10,000    5,590   3,790     620
 June 10, 1996          $ 3,717.50    1.84375    2,000    1,118     758     124
- --------------------------------------------------------------------------------
 Balance as of
 June 21, 1996              - -         - -     40,500   22,639  15,350   2,511
================================================================================